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carrie.li@sidley.com

Our Ref: 22277-00002

04030504

May 28, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

SEC MAIL PROCESSING RECEIVED JUN 01 2004 WASH. D.C. 181 SECTION

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find an announcement regarding results of annual general meeting which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

dw 6/15

HK1 281244v1

File No.: 82-34696

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited

(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

May 28, 2004

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

Results of Annual General Meeting

China Oilfield Services Limited ("COSL") held its annual general meeting for the fiscal year 2003 (the "AGM") on May 27, 2004 at Conference Room 308, CNOOC Plaza, No 6 Dongzhimenwai Xiaojie, Beijing, China. The shareholders in attendance either in person or by proxy at the AGM represented 2,923,411,125 shares, or 73.17% of COSL's total issued and outstanding shares. Mr. Yuan Guangyu, Executive Director and Chief Executive Officer, presided over the meeting. The shareholders in attendance considered and voted by ballot to adopt ordinary resolutions approving each of the following items:

- The audited financial statements of COSL and Report of the Auditors for the year ended December 31, 2003.
- The declaration of a final dividend for fiscal year 2003 of RMB 2.27 cents per ordinary share to be paid on June 16, 2004.
- The proposed budget of COSL for the year ending December 31, 2004.
- The Report of the Directors for the year ended December 31, 2003.
- The Report of the Supervisory Committee for the year ended December 31, 2003.
- The election of Mr. Wu Mengfei as executive director and Mr. Simon X. Jiang as independent non-executive director, each for a term of three years, subject to completion of requisite procedures of various regulatory authorities, including the Hong Kong Stock Exchange, and the fixing of their remuneration.
- The appointment of Ernst & Yong Hua Ming and Ernst & Young as COSL's domestic and international auditors for the year ending December 31, 2004 and authorization of the COSL's Board of Directors to fix their remuneration.

COSL will pay a final dividend of RMB 2.27 cents per ordinary share for the fiscal year 2003 on June 16, 2004. This final dividend will be paid to all COSL shareholders whose names appeared on the COSL register of members on May 27, 2004. In accordance with Article 169 of the COSL Article of Association, the final dividend of RMB 2.27 per share payable to COSL H shareholders will be paid in Hong Kong dollars at the exchange rate, which is the mean of the average exchange rates for Hong Kong dollars announced by the People's Bank of China during the week immediately prior to May 27, 2004.

As at the date of this announcement, the Board of Directors of COSL comprises seven members: Messrs. Yuan Guangyu and Wu Mengfei as executive directors; Messrs. Fu Chengyu and Wang Zhongan as non-executive directors; and Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang as independent non-executive directors.

As at May 27, 2004, Mr. Li Wenxiang resigned from the Board of Directors of COSL. The Board of Directors expresses its gratitude to Mr. Li for his contribution to COSL during his service on the Board.

By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Beijing, May 28, 2004

Please also refer to the published version of this announcement in The Standard.